Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Three Months Ended Dec 31, 2013
	Years ended September 30
	2009	2010	2011	2012	2013
Earnings:
Earnings from continuing operations before income taxes	2,450	2,879	3,631	3,115	3,196	643
Fixed charges	362	398	370	373	373	95
Earnings, as defined	2,812	3,277	4,001	3,488	3,569	738

Fixed Charges:
Interest Expense	244	280	246	241	234	61
One-third of all rents	118	118	124	132	139	34
Total fixed charges	362	398	370	373	373	95

Ratio of Earnings to Fixed Charges	7.8X	8.2X	10.8X	9.4X	9.6X	7.7X